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                     March 22, 2024

       Stephen Trowbridge
       Chief Financial Officer
       AngioDynamics, Inc.
       14 Plaza Drive
       Latham NY 12110

                                                        Re: AngioDynamics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2023
                                                            File No. 000-50761

       Dear Stephen Trowbridge:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services